Exhibit 99.1

RoyaLand (RLNDF) Provides In-Depth Look at Viva Verdi, its Trading Card Game Set in the Reunification of Italy

Naples, Italy and Hamilton, Bermuda – October 15, 2026 – The RoyaLand Company Ltd. (the “Company” or “RoyaLand”) (OTCQB: RLNDF), a Bermuda holding company focused on creating immersive, fantasy-based royalty-themed games and growing its Italian professional football club Savoia 1908 FC, today offered a detailed look at Viva Verdi, the Company’s free-to-play mobile trading card game set during the reunification of Italy, from 1815 to 1871. Developed for iOS and Android, the game is targeting a Q4 2026 launch.

A Rallying Cry Becomes a Game

In the 1850s, the words “VIVA VERDI!” appeared on walls across Italy. On the surface, the people of Italy were cheering the composer Giuseppe Verdi, whose operas were the soundtrack of the age. Read as an acronym, however, the slogan carried a message the authorities could not easily punish: “Vittorio Emanuele Re D’Italia,” (Victor Emmanuel, King of Italy). Hidden in plain sight, it was a coded call for reunification, and that rallying cry is the name of the game.

In 1815, Italy was not yet a country. It was a peninsula of kingdoms, duchies, and foreign powers, and over the following half century it became one nation through wars, bargains, uprisings, and Giuseppe Garibaldi’s expedition of a thousand red-shirted volunteers. Viva Verdi places players in the middle of that transformation, with each faction drawn from a real power of the era.

Work-in-progress images. Subject to change prior to launch.

How It Plays

Matches are short, turn-based duels. Players spend influence to deploy cards, and a match is won by reducing the opponent’s health points to zero before they do the same to you. Turns are limited to 60 seconds, which keeps the action moving.

Five Factions

Players choose from five factions, each with its own historical seat, motto, and style of play that reflects how it behaved in history.

Three Modes, Free to Play

Adventure: Lead the House of Savoy through battles from Turin in 1848 to the 1861 Siege of Gaeta.

Solo: Take any faction into battle against an AI opponent.

Multiplayer: Players can bring any faction into online matches against other players.

Earn and collect: Complete battlefield challenges, claim daily login rewards, and sell individual cards to gain in-game currency, then spend it on individual cards or card packs from any faction. The game is free to play and supported by in-game advertising.

Viva Verdi will be available in Italian and English. Its features, content, and launch timing remain subject to change.

From Graffiti to Gameplay

“‘VIVA VERDI!’ was graffiti before it was a game. The slogan’s coded quality is what drew us to it, and we wanted it in the gameplay rather than in a history panel players skip past. The period gave us real structural depth: shifting alliances and loyalties that had to be earned rather than announced. That is exactly what a trading card game needs. Collecting cards becomes assembling a coalition, and across the campaign missions and difficulty tiers, players have to think several turns ahead.”

-	Soheil Raissi, Chief Technology Officer of RoyaLand.

About The RoyaLand Company Ltd.

The RoyaLand Company Ltd. is a Bermuda holding company focused on creating an online and offline immersive, fantasy-based royalty-themed game called TheRoyal.Land as well as mobile and other games, and ownership and growth of its Italian professional football club Savoia 1908 FC. The Company is actively focused on developing what it believes to be a novel, interactive and immersive game based on a player-empowered design. This game is expected to feature proprietary digital avatars and provide opportunities to players to earn in-game reward currency, build virtual land, and own their online assets while enhancing all of these features with premium incremental in-game content. Bridging the virtual video game world and terrestrial soccer, Savoia 1908 FC has also completed a tournament season for its eSports team competing in EA Sports FC™ online matches.

TheRoyal.Land and the management and development of Savoia 1908 FC are being conducted in collaboration with the Company's founder and CEO Prince Emanuele Filiberto di Savoia — the grandson of the last King of Italy — as well as seven other royal families and families with legal, hereditary or historically based claims to royal positions in Russia, Albania, France, Bulgaria, Yugoslavia, Lesotho (Africa), and Mecklenburg (Germany). TheRoyal.Land is intended to integrate these families' first-hand historical perspectives to deliver an authentic and unique past-meets-future entertainment experience.

CONTACT:

investors@theroyal.land
www.TheRoyal.Land

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